

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2022

Kermit Harris
Chief Executive Officer
Astra Energy, Inc.
9565 Waples Street, Suite 200
San Diego, CA 92121

> **Re: Astra Energy, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 16, 2022**
> **File No. 333-263256**

Dear Mr. Harris:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2022 letter.

Amendment No. 3 to Form S-1 filed June 16, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Three Months Ended February 28, 2022 Compared to Three Months Ended February 28, 2021, page 12

1. The amounts presented for the increase in business development expense for the three months ended February 28, 2022 compared to the three months ended February 28, 2021 do not agree with the amounts presented in your financial statements for those periods. Please revise as appropriate.

Exhibits

2.   We note your response to prior comment 1 and reissue such comment. In that regard, we note that although your prospectus cover page appears to contemplate registration of the offer and sale of units and warrants, such securities are not included in the revised fee table in Exhibit 107. Please revise.

3.   We note that the revised legality opinion filed as Exhibit 5.1 no longer opines on the legality of the units. Please obtain and file a revised opinion.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Carl P. Ranno, Esq.